UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.   )*

iHuman Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

45175B 109**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                                    Rule 13d-1(b)

☐                                    Rule 13d-1(c)

☒                                  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 45175B 109 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “IH.” Each ADS represents five Class A ordinary shares of the Issuer. The CUSIP number of Class A ordinary shares is G47612 109.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Tian Liang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 16,000,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 16,000,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,000,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.0%.(2) The voting power of the shares beneficially owned represents 1.0% of the total outstanding voting power.
12	Type of Reporting Person IN

(1)                                 Represents 16,000,000 Class A ordinary shares held by HPF Fusion Holding Ltd., a British Virgin Islands company. HPF Fusion Holding Ltd. is wholly owned by Mr. Tian Liang. See Item 4.

(2)                                 The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2020.

1	Name of Reporting Person HPF Fusion Holding Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 16,000,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 16,000,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,000,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.0%.(2) The voting power of the shares beneficially owned represents 1.0% of the total outstanding voting power.
12	Type of Reporting Person CO

(1)                                 Represents 16,000,000 Class A ordinary shares held by HPF Fusion Holding Ltd., a British Virgin Islands company. The registered address of HPF Fusion Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. See Item 4.

(2)                                 The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2020.

Item 1(a).                                          Name of Issuer:

iHuman Inc.

Item 1(b).                  Address of Issuer’s Principal Executive Offices:

K2, North America International Business Park,

No. 108 Beiyuan Road,

Chaoyang District, Beijing 100012

People’s Republic of China

Item 2(a).                  Name of Person Filing:

Tian Liang

HPF Fusion Holding Ltd.

Item 2(b).                  Address of Principal Business Office, or, if none, Residence:

Tian Liang
Building A, Power-Creative,

No. 1 Shangdi East Road,

Haidian District, Beijing

People’s Republic of China

HPF Fusion Holding Ltd.
Sertus Chambers, P.O. Box 905, Quastisky Building,
Road Town, Tortola, British Virgin Islands

Item 2(c).                   Citizenship:

Tian Liang — People’s Republic of China

HPF Fusion Holding Ltd. — British Virgin Islands

Item 2(d).                  Title of Class of Securities:

Class A ordinary shares, par value of $0.0001 per share.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0001 per share. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).                   CUSIP No.:

45175B 109

This CUSIP number applies to the ADSs of the Issuer, which are quoted on the New York Stock Exchange under the symbol “IH.” Each ADS represents five Class A ordinary shares of the Issuer. The CUSIP number of Class A ordinary shares is G47612 109.

Item 3.                                 If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.                                 Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2020:

	Amount beneficially owned		Percent of class		Percent of aggregate voting power		Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Tian Liang	16,000,000	(1)	6.0	%(2)	1.0	%(3)	16,000,000	(1)	0	16,000,000	(1)	0
HPF Fusion Holding Ltd.	16,000,000	(4)	6.0	%(2)	1.0	%(3)	16,000,000	(4)	0	16,000,000	(4)	0

(1)         Represents 16,000,000 Class A ordinary shares held by HPF Fusion Holding Ltd., a British Virgin Islands company. HPF Fusion Holding Ltd. is wholly owned by Mr. Tian Liang.

(2)         The percentage of the class of securities beneficially owned by each reporting person is based on a total of 266,622,382 outstanding ordinary shares (being the sum of 122,622,382 Class A ordinary shares and 144,000,000 Class B ordinary shares) of the Issuer outstanding as of December 31, 2020 as a single class. In computing the percentage ownership of the reporting persons, we have included shares that the reporting persons have the right to acquire within 60 days where applicable, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2020.

(3)         For each reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class.

(4)         Represents 16,000,000 Class A ordinary shares held by PF Fusion Holding Ltd., a British Virgin Islands company. The registered address of HPF Fusion Holding Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

Item 5.                                 Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.                                 Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.                                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.                                 Identification and Classification of Members of the Group:

Not applicable

Item 9.                                 Notice of Dissolution of Group:

Not applicable

Item 10.                          Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2021

Tian Liang

/s/ Tian Liang

HPF Fusion Holding Ltd.

By:	/s/ Tian Liang
Name:	Tian Liang
Title:	Director

[Signature Page to Schedule 13G]